SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 10)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2005
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)

























CUSIP No. 936750108                  13D/A
Page 1 of 11 Pages


CUSIP No. 936750108                  13D/A
Page 2 of 11 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		106,581
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				106,581
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		106,581
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		1.9%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 11 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 11 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		2000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				2000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		2000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 11 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		106,581
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				106,581
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		106,581
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		1.9%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 11 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		7000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				7000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		7000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		113,581
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				123,781
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		123,781
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.2%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 11 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 9)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership ("SMPOF"), Santa Monica Partners II, a Delaware limited partnership ("SMPII"), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII ("SMPAM"), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of


CUSIP No. 936750108                  13D/A
Page 9 of 11 Pages


all funds for purchases by Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On June 28, 2005 Santa Monica Partners, L.P. transmitted a letter to shareholders of Warwick Valley Telephone the "Issuer", responding to the Issuer's, May 31, 2005
Informational Newsletter sent to Shareholders. Such letter of June 28, 2005 is annexed hereto as Exhibit 1 and is incorporated by reference.


CUSIP No. 936750108                  13D/A
Page 10 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of May 10, 2005: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 123,781 Shares, or 2.2% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 106,581 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 2,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 113,581 Shares and sole dispositive power over 10,200 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

			Amount 	Price per
Date			Bought	Share		Purchaser
5/13/05		3,226	$21.49		Santa Monica Partners
5/18/05	  	155	$21.03		Santa Monica Partners
6/28/05		6,000	$24.60		Santa Monica Partners
6/28/05		5,000	$24.60		SMPOF
6/28/05		2,000	$24.60		SMPII

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

June 28, 2005 letter from Santa Monica Partners, LP to shareholders of the Issuer.


Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners, L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica Partners II, L.P., dated June 28, 2005


CUSIP No. 936750108                  13D/A
Page 11 of 11 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
Tel: 914.833.0875
Fax: 914.833.1068
ljgoldstein@bloomberg.net

June 28, 2005

Dear Fellow Warwick Valley Telephone Company
Shareholder:

We write to you to share our complete
dissatisfaction with the May 31, 2005 Warwick
Valley Telephone Company "informational
newsletter" to shareholders. We believe that this letter is complete nonsense, as it only criticizes us, without responding to us in a meaningful manner.

Here are a dozen reasons why we believe so:

ONE: It is interesting to note what is not criticized in the May 31 letter. Despite the high volume of criticisms aimed our way, Mr.
Gareiss says not a single word about our valuation of WWVYE shares. Though he disputes our suggestions, he does not dispute our $39 per share valuation of WWVYE stock.

Why then do he and the board appear to be so willing to allow the stock to languish at such low levels? This question is especially apt given the final paragraph of President Gareiss's letter, which stated that, "the Company's Board of Directors and management are committed to enhancing shareholder value." We believe that the actions of these insiders are clearly antithetical to their stated commitment.
Mouthing mere words is no substitute for performing deeds.

TWO: The spin-off of the "plain old telephone system" (POTS) is "impractical"? This is more doubletalk than double taxation. Tax-free spin-offs of operating businesses are done all the time. We believe that the market value of the POTS, which is in a declining business, is at most worth nine times EBITDA or a sum roughly equal to its book value. Why won't management discuss with us why they will not even consider structuring a spin-off of the POTS to qualify as a tax-free distribution to shareholders or what adverse tax consequences they fear?

Is Mr. Gareiss ignoring our suggestions because of his failure to understand it? Warwick's lawyers objected to a spin-off of the Orange-
County Poughkeepsie Limited Partnership (OCP), confusing it with our suggestion. We had suggested a spin-off of the POTS. We believe that a seasoned, experienced legal and accounting team could structure this spin-off theory in a tax sensitive fashion.

Mr. Gareiss, we have two simple and direct questions to ask you: (1) Will you kindly address our idea of spinning off the POTS business, not the OCP stake? (2) Why do you believe that this cannot happen? You have never addressed either question.

THREE:  "...always been completely
forthright..." Why is it, if our board of directors and management have "always been completely forthright" and "committed to enhancing shareholder value," that (a) they never told shareholders in a newsletter or annual report that they claimed the value of the POTS to be $91 million (which was 10x 2002
EBIDTA) in a letter to the SEC dated December
31, 2002, and yet (b) they did nothing to capitalize on this value or (c) the value of the



POTS has now declined to an estimated $60 million (which is approximately 9x EBITDA for the 12 months ended September 30, 2004, and is also approximately book value)?

FOUR: The May 31 letter clearly states: "It is true that revenues from our traditional telephone services are declining and will continue to do so in the future." This is the service business that management is pouring our money into?

More importantly, you must have noticed that "completely forthright" Mr. Gareiss neglects to mention that net profits through September 30, 2004, from our traditional telephone services business are crashing. Management has presided over the deterioration, rather than the enhancement, of shareholder value in an "orderly and consistent manner." Simply talking to shareholders about REVENUES is cheap and easy;
talking to shareholders about PROFITS is dear and difficult. Below is the record, which is the obvious reason there has been no talk of PROFITS from the POTS:

POTS Net Operating Profit in $ Millions
2000:			7.64
2001:			6.75
2002:			5.27
2003:			3.37
9 Months 2003:	1.52
9 Months 2004		1.48

FIVE: Yet another point about management's inability to be "forthright" is that we have not seen any management discussion of OCP's subscribers, churn, rates, and minutes of use or any other operating detail of any kind. Have you? Indeed, it was not until we wrote repeatedly to the board of directors and made our letters publicly available that shareholders learned anything, beyond abbreviated financials, about the OCP business in any Warwick report.

Did our "completely forthright" management tell shareholders anything about OCP prior to the 2003 Annual Report? Have the OCP's operations been discussed in a quarterly report to shareholders, in a newsletter or at an annual meeting? Ever? Even once?

Why is everything about the OCP such a big secret? Our previous President, M. Lynn Pike, stated at the May 2002 annual meeting of shareholders that the OCP was merely a passive investment over which Warwick had no control and he then said that he knew nothing about it!
Given that the OCP had produced 60% of 2002 pre-tax earnings, was it acceptable for our President not to know? Was this completely forthright? By the way, today OCP is producing
85% or more of the Company's profits. So you decide on the issue of who is being "forthright."

SIX: It amazes us that the Company started a shareholder newsletter and then after sending the second issue in February 2005, they ended the practice. Did they discontinue the newsletter because they did not want to share with shareholders their woes relating to Nasdaq, SarBox and the deteriorating POTS?

Now, only after we wrote to fellow shareholders
(at our own expense), did management send the "news" letter dated May 31, 2005 to shareholders.

What was the "news" that triggered the May 31 letter? The letter criticized our letter and offered you some lame excuses, pats on their own backs and general statements about where they have been spending the OCP cash flow that should be your dividends (on the POTS, which they said is "declining and will continue to do so in the future"). We gave you facts, figures and new information that they don't share with you, including the financial characteristics and metrics of the OCP.

The May 31, 2005 letter does not state even one reason why they won't check out our suggestions, talk with us or meet with us in an open and transparent forum. With a "can do" attitude and open minds, we can have a forthcoming, forthright give-and-take discussion of enhancing shareholder value. Why is management and the Board opposed to this?

SEVEN: "Serious regulatory challenges"? Exactly what are they, Mr. Gareiss? We note that you did not say that they are insurmountable or that they could not be met and overcome. Why won't you discuss these with us? What are the "significant contractual hurdles" with Verizon
Wireless, were the POTS to be spun off? We know of none. Why won't you discuss these with us?
Please spell out the "challenges" and "hurdles" to a spin-off of the POTS. If Mr. Gareiss is so concerned about the time and money spent fighting with his shareholders year after year, maybe he should consider discussing his shareholders' ideas with them.

EIGHT:  We believe that cash flow from the OCP
(good money) is being thrown after poor
investments (bad money) and that the OCP (the cash generating cow) is being used for speculative investments to shore up the deteriorating POTS. This is our very reason for suggesting the spin-off of the POTS. We believe that shareholders could have a $2 dollar per share dividend, instead of an 80 cent per share dividend, if the POTS were a separate entity, funding its own needs. We believe that spinning off the POTS, so shareholders own two separate stocks and the exact same number of shares of each, is practical, advisable and beneficial. We believe that a POTS spin-off would put more dividends, more cash and more stock value in the pockets of shareholders. Isn't this idea at least worth discussing?

NINE:  Why was management unprepared in 2005 for
Section 404 of the SarBox Act of 2002? How can they claim it to be a surprise? Why have they spent an extra $1.5 million to deal with it? Why are they planning to deliver to us a seven month old 2004 annual report sometime in July? No answers from our management, except for saying that we do not understand "the situation faced by small companies." Actually, we'd like to understand. Why not tell us?

We'd also like to understand how so many small companies have successfully encountered and effectively and timely complied with SarBox.

Many small companies have been motivated to deregister from SEC reporting to avoid SarBox compliance, saving time and money. Has our management considered an SEC deregistration, as for example the prominent telecom investor Mario
Gabelli has just done with his small rural telephone company (RLEC) Lynch Communications
(LIC-- ASE)? It is worthy of mention that LIC is reducing its audit fees from $1,310,000 to $400,000 by eliminating the need to comply with SarBox, while WWVYE is adding $1,500,000 to its audit bill in order to comply several months late with SarBox.

TEN: "WVT generates strong returns for
shareholders." This is reminiscent of the proverbial "believe that one and we have a bridge to sell you in Brooklyn."

WWVYE shares today are trading at $24.58, down
27.7% from $34.00 on November 12, 2003 nineteen months ago. Moreover, the stock has only just moved from $21 to $25 in the days since we sent you our letter dated May 10, 2005. We believe that this move might have something to do with the light that we shed in the areas that management kept dark. Perhaps we gave some hope, as we showed shareholders that it is possible to obtain a $2 per share dividend and a $39 stock valuation.
If the performance of Warwick management was superior (as they apparently believe) these many years, you may be assured we would not have taken the trouble or spent our time or our money writing to fellow shareholders.

ELEVEN: Unlock the hidden values. We suggest unlocking the values hidden from view and submerged within WWVYE. Let the OCP shine and allow shareholders to have it valued for what it is, a high growth, high profit investment, which can pay, starting now, a $2 dollar per share dividend, with the potential for increased dividends in the years ahead.

Also, allow the POTS to stand alone on its own merits. If the POTS managers want to invest in speculative new initiatives, let them do so with its own cash resources.

TWELVE: WWVYE management and the board have repeatedly claimed a commitment to enhancing shareholder value. Isn't it high time they afford us an opportunity to fully discuss in detail our suggestions for enhancing shareholder value? We urge you to write or call WWVYE.

Consider the facts. Separate them from the fiction. Take a few minutes to voice your own opinion. You have absolutely nothing to lose and everything to gain.

PLEASE WRITE OR CALL TODAY.

Mr. Wisner H. Buckbee, Chairman

And / or

Mr. Herbert Gareiss, Jr., President and Chief
Executive Officer

Telephone: 1-845-986-8080
Email:  H.GAREISS@WVTC.COM

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
Warwick, New York 1099

       Should you have any questions, comments, or want any additional information, please telephone us at our New York office at (914)
833-0875 or our Connecticut office at (203) 221-
8701. We can also be reached via email at the addresses below.


Thank you,

Lawrence J. Goldstein
ljg@smplp.com

Joshua M. Eudowe
jeudowe@smplp.com


Exhibit 2:


Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule
13D (the "Statement") to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick
Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: June 28, 2005

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: June 28, 2005

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: June 28, 2005

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President